FORM 3	OMB APPROVAL
	OMB Number	3235-0104
	Expires:	December 31, 2001
	Estimated average burden hours per response	.05

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Jordan, Bruce A.	2. Date of Event Requiring Statement (Month/Day/Year) 11/15/01	Issuer Name and Ticker or Trading Symbol Steiner Leisure Limited ("STNR")
(Last) (First) (Middle) 770 S. Dixie Highway, Suite 200	3. IRS Number of Reporting Person (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ X ] Officer [ ] Other (specify (give title below) Senior Vice President - General Counsel	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Coral Gables, FL 33146			7. Individual or Joint/Group Filing (Check applicable line) [ X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No Securities Owned

*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form/ Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Bruce A. Jordan
Name: Bruce A. Jordan	Date: December 5, 2001

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

See Instruction 6 for procedures.

(Print or Type Response)